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                                                                  Exhibit (4)(b)


                       METROPOLITAN LIFE INSURANCE COMPANY
                                 200 Park Avenue
                               New York, NY 10166

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WITHDRAWAL RIDER

This Rider is part of the Contract to which it is attached and is effective upon issuance. In the case of a conflict with any provision of the Contract, the provisions of this Rider will control. This Rider amends the Contract as follows:

PARTIAL WITHDRAWAL PROVISIONS

At any time prior to the Guarantee Period End Date, You may request a partial withdrawal of the Fair Market Value of the remaining Guaranteed Income Payments that are payable under this Contract up to the Guarantee Period End Date. Any such withdrawal will result in a pro-rata reduction of the remaining Guaranteed Income Payments. The pro-rata reduction will be equal to the ratio of the amount withdrawn to the Fair Market Value immediately prior to the withdrawal of the remaining Guaranteed Income Payments payable under this Contract at the time of the withdrawal. The pro-rata reduction in the Guaranteed Income Payments will be accomplished by reducing any Fixed Income Payment or Variable Income Payment by the pro-rata ratio.

A Valuation Date will occur on the effective date of a partial withdrawal.

Withdrawals will be subject to the Minimum Withdrawal Amount shown on the Contract Schedule Page.

All withdrawals under this Rider are also subject to a processing fee that will be deducted from the amount withdrawn. The processing fee is equal to the Withdrawal Processing Fee shown on the Contract Schedule Page, multiplied by the amount withdrawn. The amount payable to You will be the amount withdrawn less the processing fee.

If amounts withdrawn would result in the Guaranteed Income Payment determined on the effective date of the partial withdrawal immediately following such withdrawal to be either (a) less than $100.00 per month (or $1,200.00 per year, if paid other than monthly), or (b) less than 25% of the actual Initial Income Payment, the withdrawal will not be permitted. However, if the Income Type is Income for a Guaranteed Period, we will treat the withdrawal request as a request for a full withdrawal of the Fair Market Value of the remaining Guaranteed Income Payments under this Contract, and we will make no further payments under this Contract.

Beginning with the first Income Payment due after the Guarantee Period End Date, provided the Annuitant is alive on that date, We will make the Income Payments determined as if no withdrawal of the Fair Market Value of the Guaranteed Income Payments had occurred.

All other terms and conditions of the Contract remain unchanged.

Metropolitan Life Insurance Company has caused this Rider to be signed by its Vice-President & Secretary.


/s/ Gwenn L. Carr


Gwenn L. Carr
Vice-President & Secretary



PPI-520 (5/05)